SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                               ALPHA MICROSYSTEMS
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    020903100
                                 (CUSIP Number)

                                Benjamin P. Giess
                         Hampshire Equity Partners, L.P.
                         520 Madison Avenue, 33rd Floor
                            New York, New York 10022
                                 (212) 453-1600

                                    Copy to:
                                James B. Carlson
                              Mayer, Brown & Platt
                                  1675 Broadway
                               New York, NY 10019
                                 (212) 506-2500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2000
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020903100

                                  SCHEDULE 13D

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Hampshire Equity Partners II, L.P. (f/k/a ING Equity Partners II,
           L.P.)


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A               (a) [ ]
           GROUP*

                                                                    (b) [X]
3          SEC USE ONLY


4          SOURCE OF FUNDS*

           WC


5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                  [ ]


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                        7       SOLE VOTING POWER
                  NUMBER OF                     10,059,674
                    SHARES
                 BENEFICIALLY
                   OWNED BY
                     EACH               8       SHARED VOTING POWER
                  REPORTING                     None
                    PERSON              9       SOLE DISPOSITIVE POWER
                     WITH                       10,059,674

                                       10       SHARED DISPOSITIVE POWER
                                                None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON 10,059,674


12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                 [ ]


13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           43.36%


14         TYPE OF REPORTING PERSON*

           PN

                                  SCHEDULE 13D

Company: Alpha Microsystems                             CUSIP Number: 020903100


Item 1.  Security and Company.

         ITEM 1 IS HEREBY AMENDED TO ADD THE FOLLOWING AS THE LAST SENTENCE OF THE LAST PARAGRAPH:

         Amendment No. 2 to the original Schedule 13D ("13D Amendment No.2") was filed on November 24, 1999.



Item 3.  Source and Amount of Funds or Other Consideration.

         ITEM 3 IS HEREBY AMENDED TO ADD THE FOLLOWING AS THE LAST PARAGRAPH:

         The source of funds for the Investment Partnership's acquisition was money held for investment by the Investment Partnership. The aggregate amount of funds used by the Investment Partnership in making the acquisition was $6,221,250.


Item 4.  Purpose of Transaction.

         ITEM 4 IS HEREBY AMENDED TO ADD THE FOLLOWING AS THE LAST SENTENCE TO THE TENTH PARAGRAPH:

         Mr. Giess does directly and beneficially own 83,300 shares of Common Stock.

         ITEM 4 IS HEREBY AMENDED TO ADD THE FOLLOWING AS THE LAST
PARAGRAPH:

         On March 30, 2000, the Investment Partnership acquired 391 shares of Class E Cumulative, Redeemable and Exchangeable Preferred Stock, no par value (the "Class E Preferred Stock") which is convertible into 156,400 shares of Common Stock, as a result of the Company exercising its option, pursuant to Amendment No. 3 to the Securities Purchase Agreement, to pay the dividends on the Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock and Class C1 Preferred Stock in either cash or in shares of Class E Preferred Stock, at a rate of one share per each integral multiple of $1,000 of dividends payable, with any remaining fractional dividend amount to be paid in cash. A copy of the Company's Certificate of Determination of Rights and Preferences of the Class E Preferred Stock is attached hereto as Exhibit A, and is incorporated by reference herein.

         In addition, on March 30, 2000, the Investment Partnership purchased 995,400 shares of Common Stock pursuant to an underwritten engagement letter. The Investment Partnership's acquisition of these shares of Common Stock is for investment purposes.

Company: Alpha Microsystems                              CUSIP Number: 020903100


Item 5.  Interest in Securities of the Company.

         ITEM 5 IS  HEREBY  AMENDED  AND  RESTATED  IN ITS  ENTIRETY  TO READ AS
FOLLOWS:

         The Investment Partnership is deemed to be the beneficial owner of 10,059,674 shares of the Company's Common Stock. The Investment Partnership's deemed beneficial ownership represents approximately 43.36% of the Company's outstanding Common Stock. Except as set forth in Item 4, the Investment Partnership has sole voting power and dispositive power with respect to its shares of Common Stock. The Investment Partnership is the record holder of $20,391,000.00 in aggregate principal amount of Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Class E Preferred Stock, Voting Preferred Stock and Restated Series A, Restated Series B, Series C, Series D, Series E and Series F Warrants of the Company and is the beneficial owner of an Option to acquire an additional 91,428 shares that was granted to Benjamin P. Giess. In addition, the Investment Partnership is the beneficial owner of 995,400 shares of Common Stock.

         Except as reported in this Statement, the Investment Partnership has not effected any transactions in regard to the Common Stock during the past sixty days. No person other than the Investment Partnership has the right to receive or the power to direct the receipt of (i) dividends from the Class A1, Class A2, Class B1, Class C1 or Class E Preferred Stock or the proceeds from the sale of the Class A1, Class A2, Class B1, Class C1 or Class E Preferred Stock owned beneficially by the Investment Partnership, (ii) proceeds from the sale of the Warrants owned beneficially by the Investment Partnership or (iii) proceeds from the sale of the Common Stock following the exercise of the Warrants or the Option.

Company: Alpha Microsystems                              CUSIP Number: 020903100

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2000                 HAMPSHIRE EQUITY PARTNERS II, L.P.

                                   By:    LEXINGTON EQUITY PARTNERS II, L.P.
                                               its General Partner

                                   By:    LEXINGTON EQUITY PARTNERS II, INC.
                                               its General Partner

                                   By:    /s/ Benjamin P. Giess
                                          --------------------------------------
                                          Name:  Benjamin P. Giess
                                          Title: Authorized Signatory

                                                                    Exhibit A


                                 CERTIFICATE OF

                     DETERMINATION OF RIGHTS AND PREFERENCES

                                       OF

         CLASS E CUMULATIVE, REDEEMABLE AND EXCHANGEABLE PREFERRED STOCK

                                       OF

                  ALPHA MICROSYSTEMS, a California corporation

                    PURSUANT TO THE PROVISIONS OF SECTION 401

            OF THE GENERAL CORPORATION LAW OF THE STATE OF CALIFORNIA



         Douglas J. Tullio and Richard E. Mahmarian hereby certify that:

         FIRST: They are the President and Secretary, respectively, of Alpha Microsystems, a California corporation (the "Company").

         SECOND: That the Board of Directors of the Company, pursuant to the authority so vested in it by the Articles of Incorporation of the Company and in accordance with the provisions of Section 401 of the General Corporation Law of the State of California (the "California Corporation Law"), duly adopted the following resolutions creating the following series of Preferred Stock designated as Class E Cumulative Redeemable and Exchangeable Preferred Stock (the "Class E Preferred Stock").

         THIRD: That, as required by subsection A, subsection B, subsection C and subsection D of the Certificate of Determination of Rights and Preferences of Class A Cumulative, Redeemable and Exchangeable Preferred Stock, Class B Cumulative, Redeemable and Exchangeable Preferred Stock, Class C Cumulative, Redeemable and Exchangeable Preferred Stock and Voting Preferred Stock of the Company, as filed with the California Secretary of State on August 25, 1998 (the "8/25/98 Certificate of Determination"), the creation of the Class E Preferred Stock has been consented to by the Requisite Preferred Holders, the Requisite Preferred A Holders, the Requisite Preferred B Holders, the Requisite Preferred C Holders and the Requisite Voting Preferred Holders (as each such term is defined in the 8/25/98 Certificate of Determination).

         FOURTH: That, as required by subsection A1, subsection A2, subsection B1, subsection C1 and subsection D of the Certificate of Determination of Rights and Preferences of Class A1 Cumulative, Redeemable and Exchangeable Preferred Stock, Class A2 Cumulative, Redeemable and Exchangeable Preferred Stock, Class B1 Cumulative, Redeemable and Exchangeable Preferred Stock, Class C1 Cumulative, Redeemable and Exchangeable Preferred Stock and Class D Cumulative, Redeemable and Exchangeable Preferred Stock of the Company, as filed with the California Secretary of State on February 22, 1999 (the "2/22/99 Certificate of Determination"), the creation of the Class E Preferred Stock has been consented to by the Requisite Preferred Holders, the Requisite Preferred A1 Holders, the Requisite Preferred A2 Holders, the Requisite Preferred A1/A2 Holders, the Requisite Preferred B Holders, the Requisite Preferred C Holders and the
Requisite Preferred D Holders (as each such term is defined in the 2/22/99 Certificate of Determination).

         FIFTH: That the following resolutions designate12,000 shares of Class E Preferred Stock, and that as of the date hereof, no shares of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock or Class D Preferred Stock are issued and outstanding.

         SIXTH: The resolutions duly adopted by the Board of Directors of the Company are as follows:

         WHEREAS  the  Articles  of  Incorporation  of  the  Company   authorize
Preferred Stock consisting of 5,000,000 shares, no par value per share, issuable from time to time in one or more series; and

         WHEREAS the Board of Directors of the Company is authorized, subject to limitations prescribed by law and by the provisions of Article IV of the Company's Articles of Incorporation, as amended, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation of rights, preferences, privileges and restrictions of the shares of such series; and

         WHEREAS it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designation of rights, preferences privileges and restrictions of the shares of such new series;

         NOW, THEREFORE, BE IT RESOLVED that pursuant to Article IV of the Company's Articles of Incorporation, as amended, there is hereby established the following new series of Preferred Stock with such designations and authorized number of shares as set forth herein:12,000 shares of Class E Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class E Preferred Stock"). Each share of such Class E Preferred Stock shall have the rights, preferences, privileges and restrictions set forth in the following Determination of Rights, Preferences, Privileges and Restrictions of Class E Preferred Stock (the "Determination of Preferred Stock"):

Class E Preferred Stock.
-----------------------

         1. DEFINITIONS. As used in this Determination of Preferred Stock, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement. In addition, the following capitalized terms have the following meanings:

         "Articles of Incorporation" means the Articles of Incorporation of the Company as amended and restated and in effect at the time in question.

         "By-laws" means the By-laws of the Company, as amended and in effect from time to time.

         "Board" means the Board of Directors of the Company.

         "Class A Preferred Stock" means the Class A Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class A1 Preferred Stock" means the Class A1 Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class A2 Preferred Stock" means the Class A2 Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class B Preferred Stock" means the Class B Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class B1 Preferred Stock" means the Class B1 Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class C Preferred Stock" means the Class C Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class C1 Preferred Stock" means the Class C1 Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Class D Preferred Stock" means the Class D Cumulative, Redeemable and Exchangeable Preferred Stock of the Company.

         "Common Stock" means, collectively, all of the Common Stock, no par value, of the Company of any class, and any other class of capital stock of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

         "Dividend Reference Date" has the meaning ascribed to it in Section C.2(c).

         "Exchange Triggering Date" means December 31, 1999.

         "Liquidation" means, subject to the provisions of Section 3(b) of this Determination of Preferred Stock, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

         "Liquidation Value" shall mean Original Cost plus any accrued and unpaid dividends as determined pursuant to Section 2(c) of this Determination of Preferred Stock.

         "Maturity Date" means, with respect to any Class E Preferred Stock or Notes issued in exchange for Class E Preferred Stock, the earliest to occur of
(i) a Maturity Default, (ii) a Change of Control or (iii) June 30, 2005.

         "Maturity Default" shall have the meaning set forth in Section 6(a) of this Determination of Preferred Stock.

         "Net Proceeds" of any transaction shall mean the gross proceeds of such transaction net of any commissions or transaction fees and expenses paid by the Company in connection with such transaction.

         "Original Cost" means, with respect to any share of Class E Preferred Stock, $1,000.

         "Person" shall be construed broadly and shall include without limitation an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

         "Preferred E Holders" means holders of Class E Preferred Stock.

         "Preferred Stock" means, collectively, the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Class D Preferred Stock, Class E Preferred Stock and Voting Preferred Stock.

         "Purchase Agreement" means the Securities Purchase Agreement dated as of August 7, 1998, between the Company and the Investor (as defined therein), as amended, restated or otherwise modified from time to time.

         "Rate per Annum" means the specified rate per annum computed on the basis of a 360 day year; provided, that in the event dividends are not paid in full in cash on any applicable Dividend Reference Date or upon any Redemption Date, the Rate per Annum for the applicable period shall be increased by 500 basis points (e.g., a 9.0% Rate per Annum would be increased to a 14.0% Rate per Annum) until such dividends are paid in full in cash.

         "Redemption Price" has the meaning ascribed to it in Section 5(a) of this Determination of Preferred Stock.

         "Requisite Preferred E Holders" means the holders of a majority of the then outstanding shares of Class E Preferred Stock.

         "Requisite Preferred Holders" means the holders representing a majority of the then outstanding shares of Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Class D Preferred Stock and Class E Preferred Stock voting together as a group.

         "Transaction Documents" means the Purchase Agreement, the Exhibits and Schedules attached thereto in their final and executed form, as applicable, and each of the agreements contemplated thereby.

         "Voting  Preferred  Stock"  means  the  Voting  Preferred  Stock of the
Company.


         "Warrant" has the meaning given to such term in the Purchase Agreement.


     2.   Dividends.
          ---------

         (a) The Preferred E Holders shall be entitled to receive, out of funds legally available therefor, cumulative dividends on the Liquidation Value at the Rate per Annum and for the periods set forth below:

                                                            Rate Per
                            Period                           Annum
                            ------                          --------
            Until June 30, 2000.............................   9.0%
            July 1, 2000 to June 30, 2001...................  11.0%
            July 1, 2001 to June 30, 2002...................  12.0%
            July 1, 2002 to June 30, 2003...................  13.0%
            July 1, 2003 to June 30, 2004...................  14.0%
            July 1, 2004 to June 30, 2005...................  15.0%

(subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share per annum, and no more, payable in preference and priority to any payment of any cash dividend on Common Stock or any other shares of capital stock of the Company other than the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock and Class D Preferred Stock (which shall rank on a par with the Class E Preferred Stock) or other class or series of stock ranking on a par with, or senior to the Class E Preferred Stock in respect of dividends (such Common Stock and other inferior stock being collectively referred to as "Junior Stock"), when and as declared by the Board.

         (b) Such dividends shall accrue with respect to each share of Class E Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue from day to day whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Class E Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid or declared or set apart for any Junior Stock and before any purchase or acquisition of any Junior Stock is made by the Company, except the repurchase of Junior Stock from employees of the Company upon termination of employment, except as otherwise approved by the Requisite Preferred E Holders.

         (c) Dividends shall be payable in cash, quarterly in arrears. To the extent dividends are not paid on each September 30, December 31, March 31 and June 30, (each a "Dividend Reference Date") all dividends which have accrued on each share of Class E Preferred Stock during the three-month period (or shorter period in the case of the first or last period) ending on each Dividend Reference Date will be added to the Liquidation Value of such share and will remain a part thereof until such dividends are paid in full in cash. Each dividend paid in cash shall be mailed to the holders of record of the Class E Preferred Stock as their names and addresses appear on the share register of the Company or at the office of the transfer agent on the corresponding dividend payment date.


     3.   Liquidation.
          -----------

         (a) In the event of any Liquidation of the Company, the Preferred E Holders shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of Voting Preferred Stock and any other class or series of stock of the Company ranking on liquidation prior and in preference to the Class E Preferred Stock (collectively referred to as "Senior Preferred Stock"), but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to the Liquidation Value per share of Class E Preferred Stock. If upon any such Liquidation of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class E Preferred Stock the full amount to which they shall be entitled, the holders of shares of Class E Preferred Stock and the holders of shares of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock, Class A1 Preferred Stock, Class A2 Preferred Stock, Class B1 Preferred Stock, Class C1 Preferred Stock, Class D Preferred Stock and any other class or series of stock ranking on liquidation on a parity with the Class E Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

         (b) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than 50 percent of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a

Liquidation of the Company for purposes of this Section 3 of this Determination of Preferred Stock, unless the Requisite Preferred E Holders vote otherwise. The amount deemed distributed to the holders of Class E Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board.


     4.   Voting Rights.
          -------------

         (a) Except as required by law and pursuant to  paragraphs  (b), (c) and
(d) below, the Preferred E Holders shall not be entitled to vote.

         (b) The Company shall not, without the affirmative consent or approval of the Requisite Preferred E Holders:

                  (i) in any manner authorize, issue or sell any shares of Class E Preferred Stock other than as contemplated by the Purchase Agreement or this Determination of Preferred Stock;

                  (ii) reclassify, cancel or in any manner alter or change the designations, privileges or relative, optional or other special rights, or the qualifications, limitations or restrictions thereof, of the Class E Preferred Stock;

                  (iii) amend, repeal or modify any provision of this Determination of Preferred Stock; or

                  (iv) amend, repeal or modify any provision of the Articles of Incorporation or By-laws in a manner that would adversely affect the preferences, privileges or rights of the Preferred E Holders.

         (c)(i) The Company hereby covenants that the Requisite Preferred E Holders shall have the right to have that number of representatives (each such representative, an "Observer") determined as hereinafter provided present at all meetings of the Board. Such right shall from time to time be exercisable by delivery to the Company of written notice from the Requisite Preferred E Holders specifying the names of such Observers. The number of Observers shall at all times and from time to time be equal to that number of nominees to the Board that the Preferred E Holders are then entitled to designate less the number of such nominees as are then members of the Board.

            (ii) The Company will give each Observer reasonable prior notice (it being agreed that the same prior notice given to the Board shall be deemed reasonable prior notice) in any manner permitted in the Company's By-laws for notices to directors of the time and place of any proposed meeting of the Board, such notice in all cases to include true and complete copies of all documents furnished to any director in connection with such meeting. Each such Observer will be entitled to be present in person as an observer at any such meeting or, if a meeting is held by telephone conference, to participate therein for the purpose of listening thereto.

            (iii) The Company will deliver to each Observer copies of all papers which may be distributed from time to time to the directors of the Company at such time as such papers are so distributed to them, including copies of any written consent.

         (d) The Company shall not, without the affirmative consent or approval of the Requisite Preferred Holders:

                  (i) take any action, or enter into or authorize any material agreement or material transaction, other than in the ordinary course of business and consistent with past practice;

                  (ii) agree to acquire the stock or assets of, or otherwise agree to any joint venture, licensing arrangement with, any other person.

                  (iii) enter into any arrangement which would reasonably be expected to result in a Change of Control;

                  (iv) sell, transfer, convey, assign or otherwise dispose of any of its material assets or properties, or spinoff or splitoff any material assets, properties or Securities except sales of inventory and used, obsolete, worn out or unnecessary equipment or fixtures in the ordinary course of business and consistent with past practice;

                  (v) sell, transfer, convey, assign, license or otherwise dispose of any significant portion of its Intellectual Property Rights;

                  (vi) except in the ordinary course of business and consistent with past practice, waive, release or cancel any material claims against third parties or material debts owing to it, or any material rights which have any material value;

                  (vii) make any material changes in its accounting systems, policies, principles or practices except in the ordinary course of business and consistent with past practice;

                  (viii) enter into, authorize, or permit any transaction with Affiliates, or modify in any material respect the employment, compensation or other arrangements with the executive officers of the Company or any Subsidiary;

                  (ix) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants or exchangeable Securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or any other Securities of the Company or any Subsidiary, or amend any of the terms of any such capital stock or other Securities;

                  (x) split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend (other than dividends on the Preferred Stock) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any capital stock or other Securities of the Company or any Subsidiary;

                  (xi) except in the ordinary course of business and consistent with past practice, make any borrowings, incur any Indebtedness, or assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person;

                  (xii) except in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person.


     5.   Redemption.
          ----------

         (a) Subject to the Company having funds legally available for such purpose, (i) on the Maturity Date the Company shall redeem all shares of Class E Preferred Stock then outstanding and (ii) upon the Company's receipt of a written redemption request from any Preferred E Holder, the Company shall redeem all of the shares of Class E Preferred Stock with respect to which such redemption request was made. The per share redemption price at which shares of Class E Preferred Stock are to be redeemed pursuant to this Section 5(a) shall be equal to the Liquidation Value (the "Redemption Price").

         (b) In the event the Company or any of its Subsidiaries consummates a public or private offering for cash of capital stock or other equity interests, the Company shall be required to apply 50% of the Net Proceeds of such offering toward the redemption of shares of Preferred Stock (other than Voting Preferred Stock), on a pro rata basis (determined on the basis of the number of shares of Preferred Stock (other than Voting Preferred Stock), held by such holder over the total number of shares of Preferred Stock (other than Voting Preferred Stock) outstanding) from the Holders of Preferred Stock at the Redemption Price.

         (c) In addition to the Company's obligations as set forth in Sections 5(a) and (b), of this Determination of Preferred Stock, the Company shall have the option to redeem a minimum of $1 million of Original Cost of Class E Preferred Stock and integral multiples of $100,000 thereafter at the Liquidation Value thereof. Any shares to be redeemed pursuant to this Section 5(c) of this Determination of Preferred Stock shall be selected for redemption at the discretion of, or in a manner approved by, the Board.

         (d) On and after any date set for redemption (the "Redemption Date") pursuant to this Section 5 of this Determination of Preferred Stock (unless default shall be made by the Company in the payment of the Redemption Price, in which event such rights shall be exercisable until such default is cured), all rights in respect of the shares of the Class E Preferred Stock to be redeemed, except the right to receive the Redemption Price, shall cease and terminate, and such shares shall no longer be deemed to be outstanding, whether or not the certificates representing such shares have been received by the Company.

         (e) Any communication or notice relating to redemption given pursuant to this Section 5 of this Determination of Preferred Stock shall be sent by first-class certified mail, return receipt requested, postage prepaid, to the Preferred E Holders, at their respective addresses as the same shall appear on the books of the Company, or to the Company at the address of its principal, or registered office, as the case may be.

         (f) At any time on or after the Redemption Date, the Preferred E Holders shall be entitled to receive the Redemption Price upon actual delivery to the Company or its agents of the certificates representing the shares of the Class E Preferred Stock to be redeemed.

         (g) Any redemption payments by the Company pursuant to this Section 5 of this Determination of Preferred Stock shall be paid in cash.

         (h) Any shares of Class E Preferred Stock which are redeemed or otherwise acquired by the Company shall be canceled and shall not be reissued, sold or transferred as Class E Preferred Stock and the Board shall reduce the number of authorized shares of Class E Preferred Stock by the number of shares so redeemed or otherwise acquired.


     6.   Maturity Default.
          ----------------

         (a) The occurrence of any of the following events of default shall, at the option of the Requisite Preferred Holders, constitute a Maturity Default:

                  (i) the Company fails to comply in any material respect with any of its obligations under any of the Transaction Documents or the Fundamental Documents;

                  (ii) a material default occurs under any mortgage, indenture or other instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company if the principal amount of such indebtedness aggregates $1,000,000 or more; or

                  (iii)  the Company  fails to  comply  with the  provisions  of
         Section 7.2(g)(iv) of the Purchase Agreement.

         (b) A default under clauses (a)(i) or (a)(ii) is not a Maturity Default until the Company does not cure the default within 30 days of the Company having Knowledge of such default. When a default is cured, it ceases.

         (c) The Requisite Preferred Holders by notice to the Company may waive an existing default or Maturity Default and its consequences. When a default or Maturity Default is waived, it ceases.

     7.   Exchange.
          --------

         (a) Subject to the provisions of Section 500 of California Corporation Law, the Requisite Preferred E Holders and the Company may agree at any time and from time to time following the Exchange Triggering Date to exchange all or any portion of the shares of Class E Preferred Stock outstanding into the Company's Subordinated Debentures (the "Notes") to be issued substantially in the form attached to the Purchase Agreement as Exhibit D, in the amount of $1,000 principal amount of Notes for each $1,000 of Liquidation Value of Class E
Preferred Stock; provided, however, that no such exchange may be consummated unless full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class E Preferred Stock to the date of exchange shall have been paid. Notes shall be issued only in integral multiples of $1,000 at the time of exchange. If any additional amounts ("Fractional Principal Amounts") would otherwise be issuable to any holders of Preferred Stock, then the Company shall, in lieu of issuing a Fractional Principal Amount therefor, pay in full payment of the Company's obligation with respect to such Fractional Principal Amount, to each Preferred E Holder an amount in cash equal to the Fractional Principal
Amount. Any and all exchange rights set forth in this Section 7 of this Determination of Preferred Stock shall be deemed to be a right of redemption subject to Section 402 of the California Corporation Law. In the event that the Company exercises its option to exchange any portion of the outstanding shares of Class E Preferred Stock into Notes pursuant to this Section 7 of this Determination of Preferred Stock, such shares to be exchanged shall be selected for exchange at the discretion of, or in a manner approved by, the Board.

         (b) Any exchange pursuant to this Section 7 shall be made upon not less than 30 days' notice prior to the date fixed for exchange (the "Exchange Date"). The notice given shall state that, upon surrender of their certificate or certificates to the Company, the holders of Class E Preferred Stock will receive Notes in the amount set forth in Section 7(a) of this Determination of Preferred Stock above and that, at the close of business on the Exchange Date, all rights of the holders with respect to such shares so called for exchange shall cease, except the right to receive the Notes in the amount set forth in Section 7(a) of this Determination of Preferred Stock. Except as may be otherwise required by applicable law, the form of the Notes may only be amended or supplemented before the first Exchange Date which occurs with the affirmative vote or consent of the Requisite Preferred E Holders. On or after such first Exchange Date, the Notes may only be amended or supplemented as provided in the Notes. The Company will cause the Notes to be authenticated on the Exchange Date, and the Company will pay interest on the Notes at the rate and on the dates specified in the Notes from and after the relevant Exchange Date.





                                              /s/ Douglas J. Tullio
                                             -----------------------------
                                             Douglas J. Tullio
                                             President

                                              /s/ Richard E. Mahmarian
                                             -----------------------------
                                             Richard E. Mahmarian
                                             Secretary





         We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of our own knowledge. Executed at Santa Ana, California, on November 18, 1999.


                                              /s/ Douglas J. Tullio
                                             -----------------------------
                                             Douglas J. Tullio
                                             President




                                              /s/ Richard E. Mahmarian
                                             -----------------------------
                                             Richard E. Mahmarian
                                             Secretary